Exhibit 99.1

VIQ Solutions Reports Second Quarter and First Half 2022 Financial Results and Reaffirms Full Year 2022 Goals

Revenue Grew 51% Versus the Prior Year

Bookings Were up 159% and Net New Clients Increased 20% Versus the Prior Quarter

PHOENIX, AZ, August 10, 2022 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the second quarter and first half of 2022, ended June 30, 2022, including Bookings1 of $4.4 million, representing an increase of 159% compared to Q12022 and a 20% gain in the number of net new clients during the quarter. Additionally, the Company reaffirmed its previously announced full year 2022 goals. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“Our innovative technology, solid infrastructure, comprehensive solutions and editing expertise put us in a unique position to accelerate growth and increase market penetration globally. Digital modernization spend continues to increase in our sector and our differentiated technology, combined with human expertise, helps to solve our customers’ productivity and delivery challenges amid labor constraints that are evident in the global verbatim documentation industry,” said Sebastien Paré, VIQ’s Chief Executive Officer.

Mr. Paré continued, “After navigating COVID related headwinds for 26 months, we placed a sharper focus on our key performance indicators to provide greater transparency and measures of success. Based on our Bookings and the recovery in our production capacity for the first half of the year, we anticipate organic revenue growth, excluding acquisitions, to meet expectations. Bookings, active clients, production volumes, and annual delivered content have all increased to new highs in Q2, while the cost to produce a minute of documentation dropped by 8.5% in Q22022 when compared to Q12022. We achieved a positive EBIDTA month in June 2022, and we are on track to achieve positive Adjusted EBITDA in the second half of the year.”

1 Please refer to "Non-IFRS Measures" below in this news release.

“We delivered a strong second quarter of 2022 with Bookings of $4.4 million representing an increase of 159% from Q12022. With our strong client relationships and comprehensive solution portfolio, we capitalized on healthy demand across the markets we serve, adding new orders from existing clients and creating relationships with new accounts. The significant growth in our bookings is a positive indicator, and while it takes time to flow through as revenue, it is expected to positively contribute to future organic revenue growth,” said Susan Sumner, VIQ’s President and Chief Operating Officer.

Ms. Sumner continued, “We have also seen consistent improvement in our gross margin as we work diligently to integrate the volume from our fourth quarter 2021 acquisitions to take advantage of productivity gains from implementing NetScribe™, powered by aiAssist™. Further, during Q22022 we expanded our global workforce and increased utilization of fixed costs that negatively impacted Q12022 due to shutdowns of courts.”

Second Quarter 2022 Financial Highlights:

•	Revenue of $12.4 million compared to $8.2 million in the same quarter of 2021;
•	Gross profit was $6.1 million, or 49.3% of revenue, compared to $4.0 million, or 48.6% of revenue, in the same quarter of 2021;
•	Net loss was $3.2 million, or $0.11 per diluted share, versus net loss of $10.5 million, or $0.42 per diluted share, in the same quarter in 2021; and
•	Adjusted EBITDA[1] was negative $0.7 million versus a negative Adjusted EBITDA of $0.3 million in the second quarter of 2021.

First Half of 2022 Financial Highlights:

•	Revenue of $23.9 million compared to $16.4 million in the first half of 2021;
•	Gross profit was $11.6 million, or 48.5% of revenue, compared to $8.0 million, or 48.6% of revenue, in the same period of 2021;
•	Net loss was $5.2 million, or $0.17 per diluted share, versus net loss of $12.2 million, or $0.49 per diluted share in the same period in 2021; and
•	Adjusted EBITDA was negative $1.7 million versus Adjusted EBITDA of essentially nil in the first half of 2021.

“We saw the recovery in production capacity in June which led to a positive Adjusted EBITDA for that month. We expect to generate positive cashflow from operations and improving liquidity in the back half of 2022, and we are pleased that despite the impact of the Great Resignation, primarily in Australia, we still expect to achieve our full year 2022 revenue and gross margin goals,” said Alexie Edwards, VIQ’s Chief Financial Officer.

2022 Priorities and Reaffirming Goals for Full Year 2022:

VIQ is reaffirming its goals for 2022. Financial expectations include generating at least $50 million in revenue with an expected gross margin in the range of 47%-55%.

The growth in Bookings reflects the continued demand for innovative solutions and services to support the transformation of document workflows making evidentiary content secure and more accessible. The Company is poised to continue generating long-term recurring revenue and SaaS contracts rather than strictly up-front licensing contracts. The transition has been underway for some time and is now accelerating amid a return to organic revenue growth post the COVID era.

Conference Call Details

VIQ will host a conference call and webcast to discuss its Second Quarter 2022 results on Thursday, August 11 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ CEO, Alexie Edwards, VIQ CFO, and Susan Sumner, VIQ President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements or information in this press release include, but are not limited to expectations regarding future organic growth, financial expectations, including expectations for Adjusted EBITDA, trends regarding digital modernization spend, expectations regarding post-COVID demand, expected improvements in liquidity, expectations regarding full year revenue and gross margin and the timing of the Company's earnings call.

Forward-looking statements or information are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable when made, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022, in the Company’s annual report form on Form 20-F and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable Canadian securities laws. The financial outlook has been prepared by management of the Company to provide an outlook for the Company's revenue and gross margin for the 2022 fiscal year and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading "Forward-looking Statements" above and assumptions with respect to market conditions, pricing, and demand. The actual results of the Company's operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed and referred to under the heading "Forward-looking Statements" above, it should not be relied on as necessarily indicative of future results.

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash	$3,491,907	$10,583,534

Trade and other receivables, net of allowance for doubtful accounts	5,794,612	5,594,368
Inventories	36,744	49,557
Prepaid expenses and deposits	1,759,941	2,054,793
	11,083,204	18,282,252
Non-current assets
Restricted cash	495,187	303,945
Property and equipment	593,949	460,974
Right of use assets	907,472	1,134,493
Intangible assets	13,253,541	14,762,140
Goodwill	11,963,187	12,283,100
Deferred tax assets	584,590	464,800
Total assets	$38,881,130	$47,691,704

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,120,751	$5,380,701
Income tax payable	262,393	97,784
Share based payment liability	132,790	551,201
Derivative warrant liability	853,278	1,862,876
Current portion of long-term debt	888,623	1,109,713
Current portion of lease obligations	251,781	287,901
Current portion of contract liabilities	1,446,077	1,003,187
	10,955,693	10,293,363
Non-current liabilities
Deferred tax liability	1,037,454	1,199,266
Long-term debt	7,648,396	11,999,108
Long-term contingent consideration	84,838	166,603
Long-term lease obligations	767,143	900,868
Other long-term liabilities	1,016,331	1,042,938
Total liabilities	21,509,855	25,602,146

Shareholders' Equity
Capital stock	72,317,239	72,191,764
Contributed surplus	5,243,008	4,842,208
Accumulated other comprehensive income	38,021	74,526
Deficit	(60,226,993)	(55,018,940)
Total shareholders’ equity	17,371,275	22,089,558
Total liabilities and shareholders' equity	$38,881,130	$47,691,704

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Three months ended June 30		Period over Period Change		Six months ended June 30		Period over Period Change
	2022	2021	$	%	2022	2021	$	%
Revenue	12,351,655	8,191,812	4,159,843	51	23,876,636	16,446,034	7,430,602	45
Cost of sales	6,257,453	4,210,733	2,046,720	49	12,293,385	8,447,120	3,846,265	46
Gross profit	6,094,202	3,981,079	2,113,123	53	11,583,251	7,998,914	3,584,337	45
Expenses
Selling and administrative expenses	6,532,440	3,953,046	2,579,394	65	12,668,748	7,492,156	5,176,592	69
Research and development expenses	278,357	260,010	18,347	7	477,442	499,673	(22,231)	(4)
Gain on contingent consideration	(7,489)	109,269	(116,758)	(107)	96,072	13,275	82,797	624
Stock-based compensation	540,580	6,687,792	(6,147,212)	(92)	1,492,776	6,773,787	(5,281,011)	(78)
Depreciation	139,853	70,101	69,752	100	275,567	143,656	131,911	92
Amortization	1,079,784	1,118,014	(38,230)	(3)	2,103,414	2,292,822	(189,408)	(8)
Interest expense	241,128	335,594	(94,466)	(28)	580,841	667,013	(86,172)	(13)
Accretion and other financing costs	156,307	254,712	(98,405)	(39)	289,280	519,661	(230,381)	(44)
Loss on revaluation of options	(355,215)	-	(355,215)	(100)	(1,063,662)	-	(1,063,662)	(100)
Gain on revaluation of RSUs	(134,205)	-	(134,205)	(100)	(308,458)	-	(308,458)	(100)
Gain on revaluation of the derivative warrant liability	(159,964)	-	(159,964)	(100)	(1,046,780)	-	(1,046,780)	(100)
Restructuring Costs	154,727	238,037	(83,310)	(35)	169,108	360,253	(191,145)	(53)
Business acquisition costs	374,053	-	374,053	-	395,517	-	395,517	-
Other income	(120)	(4,841)	4,721	(98)	(729)	(8,294)	7,565	(91)
Foreign exchange loss	489,803	153,400	336,402	(219)	748,563	368,725	379,838	(103)
Loss before income taxes	(3,235,837)	(9,194,055)	5,958,218	65	(5,294,448)	(11,123,813)	5,829,365	52
Current income tax expense	(110,135)	(43,348)	(66,787)	154	(172,642)	(1,358)	(171,284)	12,613
Deferred income tax recovery (expense)	147,834	(1,261,259)	1,409,093	(112)	259,037	(1,040,280)	1,299,317	(125)
Income tax recovery (expense)	37,699	(1,304,607)	1,342,306	103	86,395	(1,041,638)	1,128,033	108
Net Loss	(3,198,138)	(10,498,662)	7,300,525	70	(5,208,053)	(12,165,451)	6,957,398	57

Weighted average number of common shares outstanding
Basic	28,653,056	25,029,019			29,890,785	24,749,637
Diluted	28,653,056	25,029,019			29,890,785	24,749,637
Net income (loss) per share
Basic	(0.11)	(0.42)			(0.17)	(0.49)
Diluted	(0.11)	(0.42)			(0.17)	(0.49)

VIQ Solutions Inc.

Adjusted EBITDA

(Expressed in United States dollars, Unaudited)

	Three months ended June 30		Six months ended June 30
(unaudited)	2022	2021	2022	2021
Net Loss	(3,198,138)	(10,498,662)	(5,208,053)	(12,165,451)
Add:
Depreciation	139,853	70,101	275,567	143,656
Amortization	1,079,784	1,118,014	2,103,414	2,292,822
Interest expense	241,128	335,594	580,841	667,013
Current income tax expense	110,135	43,348	172,642	1,358
Deferred income tax expense (recovery)	(147,834)	1,261,259	(259,037)	1,040,280
EBITDA	(1,775,072)	(7,670,346)	(2,334,626)	(8,020,322)
Accretion and other financing costs	156,307	254,712	289,280	519,661
Gain on revaluation of options	(355,215)	-	(1,063,662)	-
Gain on revaluation of RSUs	(134,205)	-	(308,458)	-
Gain on revaluation of the derivative warrant liability	(159,964)	-	(1,046,780)	-
Restructuring Costs	154,727	238,037	169,108	360,253
Business acquisition costs	374,053	-	395,517	-
Other income	(120)	(4,841)	(729)	(8,294)
Stock-based compensation	540,580	6,687,792	1,492,776	6,773,787
Foreign exchange loss	489,803	153,400	748,563	368,725

Adjusted EBITDA	(709,106)	(341,246)	(1,659,011)	(6,190)

Non-IFRS Measures

EBITDA, Adjusted EBITDA, and Bookings, are not measures recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, these terms as used by VIQ may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This news release also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA, and Bookings.

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA” refers to net income (loss) before adjusting earnings for depreciation, amortization, interest expense, and current and deferred income tax expense. The term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, and current and deferred income tax expense. We believe that the items excluded from EBITDA and Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. The term “Bookings” refers to the annualized estimated monthly value of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We believe that Bookings is useful supplemental information as it measures the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

For a reconciliation and/or calculation of Adjusted EBITDA and Bookings, please refer to the section entitled "Key Operating Metrics – Non-IFRS Measures" in the Company's management's discussion and analysis for the three and six months ended June 30, 2022, which is available on the Company's SEDAR profile at www.sedar.com.

Trademarks

This press release includes trademarks, such as “NetScribe, and “aiAssist,” which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this news release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.